Shanda to Operate TECMO’s Flagship Game, Dead or Alive ONLINE

Shanghai, China—July 2, 2007—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today that it has entered into an exclusive agreement with TECMO, LTD., or TECMO, a veteran Japanese developer with over 40 years of video game development experience, to operate the online version of its flagship video game Dead or Alive, or DOA ONLINE, in mainland China, Hong Kong and Macao. Under the terms of the agreement, DOA ONLINE will be developed by TECMO’s online game development studio “Lievo Studio”, and Shanda will provide its online game-related experiences and technologies to assist development. Both TECMO and Shanda will profit from these technologies when applied globally. The game is expected to enter commercialization in mainland China, Hong Kong and Macao before the 2008 Beijing Olympic Games.

Dead or Alive is a 3D fighting game developed by TECMO’s Team NINJA Studio and is considered one of the best fighting games in the worldwide video game industry, with the series’ cumulative worldwide sales of over seven and a half million copies. The game features richly-detailed environments where players can select from a large cast of game characters and engage in fast-paced martial arts combat. The game’s stunning graphics and exhilarating feeling of control will ensure that gameplay is visually appealing, action-packed and easy-to-pickup. As the first PC online game adapted from DOA series, DOA ONLINE will be globally published and initially released in China.

“The Dead or Alive series from TECMO is one of the most popular fighting franchises created, and it is a great honor for Shanda to partner with TECMO on the game’s online version. DOA ONLINE will be developed on both PC and Shanda’s EZ Platform. Its gamepad support will deliver to users a fantastic console gaming experience,” said Tianqiao Chen, Chairman and CEO of Shanda. “By leveraging our strong operating platform and advanced come-stay-pay revenue model, we are confident that DOA ONLINE has the potential to achieve great success in China. In the future, the two parties will continue to actively seek cooperative opportunities in online entertainment-related fields.”

“DOA ONLINE is not a simple replant from the console platform to the PC platform. It is a completely new game featuring the characteristics of a PC online game. We are confident that the game will become one of the most successful online games in China,” said Mr. Yoshimi Yasuda, president and CEO of TECMO. “As China’s largest online game company, we believe Shanda is the best partner of TECMO’s global game platform “Lievo” in China. Additionally, we have the technical capability and actual achievement to implement worldwide online fighting matches in our competitive fighting game for the console platform. Combining TECMO’s strong video game development and designing experience, and Shanda’s expertise in online game operation, we are confident that our future cooperation will be a highly successful one.”

About TECMO, Ltd.

Founded in 1967 and headquartered in Chiyoda-ku, Tokyo, TECMO, Ltd. (the first section of the Tokyo Stock Exchange) is a leading developer and publisher of revolutionary game software in Japan and well known for million-seller titles such as Dead or Alive and NINJA GAIDEN, which are highly esteemed the world over. Since its inception, TECMO has focused on development and marketing of arcade and console game software, and today, the company expands into the fields of online games, mobile content, and the development of animation content for the liquid-crystal software of pachinko and pachinko-slot machines. In its online gaming business, TECMO has launched an online game platform, Lievo, advocating being “Global and Open,” and goes hand-in-hand with many different business enterprises, to aim for the global expansion of TECMO’s online game titles through Lievo. From the customer-driven standpoint, TECMO group has the fundamental management principals that aim to contribute to the achievement of bright, delightful, and enriching lifestyles to people all over the world by proposing ingenious entertainment combined with remarkable ideas and playful touches.

Company Name: TECMO, LTD. (English Name)

Founded: July, 1967
Representative:	Yoshimi Yasuda, President and CEO

Capital: 5,823 Million yen (as of December, 2006)
Employees:	359 (as of December, 2006)

Consolidated Net Sales: 11,600 Million yen (in Fiscal 2006)
Consolidated Profit:	1,364 Million yen (in Fiscal 2006)

Main Business:

Planning, Development, and Sales of Game Software (Console, Handheld)

Planning, Development, and Sales of Pachinko & Pachinko-Slot Software

Planning, Development, and Network Distribution of Mobile Contents

Planning, Development, Sales and Management of Online Games

About DOA Series

As TECMO’s flagship product, the DOA series was initially produced as an arcade fighting game in November 1996. The game then landed on different consoles like Sega Saturn, PlayStation, PlayStation2, Dreamcast, Xbox and Xbox 360, and received high recognition for its striking graphics and exhilarating feeling of control. The characters of the DOA series, which also appeared in TECMO’s game software “DEAD OR ALIVE Xtreme2” that turned the common wisdom of gaming upside down with a vacation theme on a tropical island and a Hollywood featured movie, also enjoyed high popularity among global players. The DOA series has achieved cumulative worldwide sales of over seven and a half million copies since its inception.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the development of DOA ONLINE, the date DOA ONLINE is set to enter commercialization in mainland China, Hong Kong and Macao and the appeal of DOA ONLINE to users in China. These forward-looking statements involve various risks and uncertainties. Although the companies believe that their expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct. Important risks and uncertainties that could cause actual results to be materially different from expectations include but are not limited to the risk that commercialization of DOA ONLINE may be delayed, that DOA ONLINE is not well received by users in China and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

CONTACT

Shanda Interactive Entertainment Ltd.
Daniel Zhang
Chief Financial Officer
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)